Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 8 DATED MAY 13, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Pinewood Trails Controlled Subsidiary - Cleveland, TX

On May 7, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Pinewood Trails Controlled Subsidiary”) for an initial purchase price of approximately $334,000, which is the initial stated value of our equity interest in a new investment round in the Pinewood Trails Controlled Subsidiary (the “Pinewood Trails Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Pinewood Trails Controlled Subsidiary, for an initial purchase price of approximately $3,007,000 (the “Pinewood Trails Interval Fund Investment” and, together with the Pinewood Trails Growth VII eREIT Investment, the “Pinewood Trails Investment”). The Pinewood Trails Controlled Subsidiary used the proceeds from the Pinewood Trails Investment to acquire sixteen (16) single family homes in the planned Pinewood Trails subdivision generally located at Morgan Cemetery Road and Royal Circle in Cleveland, TX. We anticipate the Pinewood Trails Controlled Subsidiary, or one of our affiliates, will purchase up to eighty-seven (87) homes in the Pinewood Trails subdivision (the “Pinewood Trails Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Pinewood Trails Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Pinewood Trails Growth VII eREIT Investment and initial tranche of sixteen (16) homes occurred concurrently.

The Pinewood Trails Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Pinewood Trails Growth VII eREIT Investment, we have authority for the management of the Pinewood Trails Controlled Subsidiary, including the Pinewood Trails Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Pinewood Trails Investment, which was paid directly by the Pinewood Trails Controlled Subsidiary.

The total purchase price for the Pinewood Trails Property is anticipated to be approximately $17,910,000, an average of approximately $206,000 per home. The Pinewood Trails Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately nine (9) homes per month, with full delivery of the eighty-seven (87) homes by December 2021.

The Pinewood Trails Property will have a mix of unit types and floorplans, ranging from 1,414 square foot, 3 bedroom, 2 bath homes to 2,171 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Pinewood Trails Property.

The following table contains underwriting assumptions for the Pinewood Trails Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Approximate Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Pinewood Trails Property	6.0%	3.34%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.